EX-4

Amendment
to the
Scholastic Corporation
Management Stock Purchase Plan
(as amended and restated on September 23, 2008)

          1.     The following amendment is made effective as of September 21, 2011 to the Scholastic Corporation Management Stock Purchase Plan (as amended and restated on September 23, 2008):

          (a)     Article 3 of the Plan is amended by deleting the first paragraph thereof and replacing it with the following:

“ARTICLE 3 - SHARES RESERVED

          The aggregate number of shares of Common Stock reserved for issuance pursuant to the Plan or with respect to which RSUs may be granted shall be 600,000, subject to adjustment as provided in Article 10 hereof.”

          2.     Except as specifically amended by the foregoing, the Plan remains in full force and effect in accordance with the terms thereof prior to such amendment.

          3.     The foregoing amendment was duly approved by resolution of the Human Resources and Compensation Committee of the Board of Directors of Scholastic Corporation at its meeting held on July 20, 2011 and shall become effective on September 21, 2011, the date it is approved by the holders of the Class A Stock of the Company in accordance with the requirements of the Company’s Certificate of Incorporation and the laws of the State of Delaware.